Exhibit 99.1

Westport & Gazprom Sign Agreement Targeting NGV System & Component Manufacturing in Russia

~ Westport Emer products set to build NGV market in Russia ~

VANCOUVER, Oct. 8, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT), engineering the world's most advanced natural gas engines and vehicles, announced today that Westport and Gazprom of Russia's subsidiary Gazprom Gazomotornoye Toplivo (Gazprom) have signed a market development agreement focused on expanding the use of natural gas vehicles in Russia and the localization of manufacturing of Westport's Emer brand natural gas products. Today, at the St. Petersburg International Gas Forum, the two parties signed a roadmap outlining their planned market development activities.

Gazprom has 200 existing compressed natural gas (CNG) stations, with plans to invest in existing station upgrades and new station construction to meet a target of about 500 fuelling stations by 2020. According to Gazprom, CNG consumption is projected to grow from 0.4 billion cubic meters in 2013 to 10.4 billion cubic meters by 2020, and LNG consumption to grow from zero to 3.8 million tons per year. Thirty-one regions in Russia have been selected for investment projects promoting the use of natural gas as a vehicle fuel.

"Gazprom is investing in initiatives to accelerate growth of the natural gas vehicle market in Russia due to strong demand for emissions compliance," says Mikhail Likhachev, Director General of Gazprom Gazomotornoye Toplivo. "We are working with Emer, a Westport company, for its expertise in natural gas vehicle components and market development."

"In addition to assessing localized manufacturing and building relationships with Russian OEMs for vehicle development opportunities, Westport will advise on regulatory requirements to enable effective use of natural gas in transportation," added  Maurizio Grando, Executive Vice President, Applied Technologies Group at Westport.

According to Power Systems Research, there were a total of 2.2 million units sold in the light-duty market (cars, light-duty trucks and vans) in Russia in 2013. In the medium- and heavy-duty bus and truck market, there were 119, 881 units sold in the same timeframe.

About Gazprom & Gazprom Gazomotornoye Toplivo

Gazprom is a global energy company. Its major business lines are geological exploration, production, transportation, storage, processing and sales of gas, gas condensate and oil, sales of gas as a vehicle fuel as well as generation and marketing of heat and electric power. Gazprom views its mission in reliable, efficient and balanced supply of natural gas, other energy resources and their derivatives to consumers. The Company's share in global and Russian gas reserves is 17 and 72 per cent respectively.

Gazprom's subsidiary Gazprom Gazomotornoye Toplivo is a unified operator for developing the NGV market on behalf of Gazprom. It was established in December 2012. The objective of this company is to promote natural gas as a motor fuel, which is more environmentally friendly, more cost-efficient and safer as compared to traditional fuels.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Note:  This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the upgrades and construction of new stations by Gazprom, growth in CNG and LNG consumption, demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage and  future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets,  the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Investor Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: +1 604-718-2046, invest@westport.com; Media Inquiries: Heather Merry, Communications, T: +1 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 12:38e 08-OCT-15